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                                                                        RULE 425
                                                      FILER: QUOKKA SPORTS, INC.
                                              SUBJECT COMPANY: TOTAL SPORTS INC.
                                         SUBJECT COMPANY SEC FILE NO.: 333-90905



                                                             [TOTAL SPORTS LOGO]
                                                                    NEWS RELEASE

Contact:       Meredith Geisler
               Total Sports
               (919) 573-8081
               mgeisler@totalsports.net


                  TOTAL SPORTS TO OFFER REAL-TIME WORLD SERIES
                          COVERAGE ON TOTALBASEBALL.COM

        The World Series TotalCast(TM) coverage will provide fans throughout the world with real-time coverage over the Internet and on digital wireless devices.

RALEIGH, NC (OCTOBER 19, 2000) - Baseball fans throughout the world will be able to experience the excitement of Major League Baseball's (MLB) 2000 World Series between the New York Yankees and New York Mets over the Internet and on their digital wireless devices by logging on to www.totalbaseball.com. Total Sports, an official licensee of Major League Baseball Enterprises, is in its fourth year of providing live TotalCast (real-time cybercast) coverage of the Fall Classic on www.totalbaseball.com.

Developed and hosted by Total Sports, an online sports media company, www.totalbaseball.com offers comprehensive Internet coverage of the World Series, including complete player and team profiles, real-time pitch-by-pitch game coverage, a real-time scoreboard, news and notes and a myriad of statistics.

Primary features of Total Sports' TotalCast(TM) World Series coverage include:

- GAME STATUS - Fans can view the position of each pitch for the player at-bat as well as a textual description of all the current action. The fielders and runners on base are depicted graphically and the current pitcher, batter and on-deck batter are listed at all times.

- SITUATIONAL STATISTICS - Includes a complete breakdown of a player's batting results for different situations encountered during the 2000 season. For example, a batter's average, hits, doubles, triples and home runs are broken down by appearances versus left-handed and right-handed pitchers.



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-       REAL-TIME PLAY-BY-PLAY INFORMATION - Includes a pitch-by-pitch description of each at-bat, as well as a count of balls, strikes and outs, inning by inning throughout the course of the game.

- HIT AND PITCH CHARTS - Features a "Balls in Play" chart for each team, showing the distance and position of each ball hit and each out, indicating which are grounders, line drives, pop ups and fly balls. An "At-bats" chart for each team provides the location of each pitch to individual players, indicating balls, strikes and hits.

- LINE-UPS - Provides each team's line-up, as well as individual at-bats, runs, hits, walks, strike-outs, RBI's and errors. In addition, a link is provided to an individual player register of each player in the line-up with 2000 stats and career averages.

- BOX SCORE - Includes a box score for each team as well as batting averages.

- NEWS AND NOTES - Feature stories, game previews and wrap-up stories following each game of the series.

- INDIVIDUAL AND TEAM STATISTICS - Complete statistical profiles of all World Series participants, including career stats and post-season stats.

Additionally, fans will be able to follow the complete TotalCast(TM) coverage of the 2000 World Series on their wireless devices. The MLB/Total Sports wireless application is available for the Palm VII devices as well as Palm V devices equipped with the OmniSky modem. Fans can sign up for this service at www.totalsports.net/wireless. The application for Palm Organizers will provide:

        -       World Series headlines and complete news articles;

        -       Updated scores and stats;

        -       Pitching changes;

        -       Final scores, with pitchers statistics; and

        - Real-time coverage, which means as it happens on the diamond, it will be happening on the Palm.

In addition, Total Sports has partnered with Air2Web, Inc. to create a comprehensive wireless application for digital cell phones. This application allows the fan to follow the World Series teams with the option of being alerted when any of these following events happen during the course of the game:

        -       When the game begins and who the starting pitchers are;

        -       Whenever there is a run scored;

        -       Scores every half inning or every three innings;

        -       Pitching changes during the game; and

        -       Final score reports.

All information will be sent directly to the user's digital phone through wireless text messaging. Text messaging must be available on their cell phone in order to use this application. This service can also be set up through Total Sports web site, www.totalsports.net/wireless. Air2Web and Total Sports have created one of the first sports updating applications for fans and their cellular phones.



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In July 2000, Quokka Sports, Inc. (Nasdaq: QKKA), a leading provider of sports entertainment for the digital world(TM), announced it signed a definitive agreement to acquire Total Sports. The acquisition is expected to close in November 2000 and will create critical mass in Quokka Sports' U.S. mainstream sports presence.

Total Sports is a leader in developing and marketing technology and content-based solutions for sports rights holders, media companies and companies invested in sports as a core piece of their strategy. These custom solutions range from providing and licensing innovative content for existing websites, to creating and managing a client's complete digital presence, to the total integration of all aspects of an organization's digital needs.

Investors are urged to read proxy statements and documents relevant to Quokka Sports' acquisition of Total Sports described in this announcement that are filed with or that will be filed with the U.S. Securities and Exchange Commission because they contain important information about that transaction. After they are filed, you can obtain the relevant documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write Quokka Sports at 525 Brannan Street, Ground Floor, San Francisco, CA 94107, Attention: Investor Relations, or call the company at (415) 908-3800, Quokka Sports will send you for free the final joint proxy statement/prospectus that the company filed in connection with obtaining their stockholder approval of the Total Sports transaction and in connection with the registration of the shares to be issued in the Total Sports acquisition.


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